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                           August 4, 2020

       Christine Hardy
       Deputy General Counsel
       Norfolk Southern Corp.
       Three Commercial Place
       Norfolk, VA 23510-9241

                                                        Re: Norfolk Southern
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 29, 2020
                                                            File No. 333-240168

       Dear Ms. Hardy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              James R. Burke